UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Liquid Holdings Group, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

111 River Street, Ste. 1204

City, State and Zip Code: Hoboken, NJ 07030

PART II — RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K, Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Liquid Holdings Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense for the following reasons:

As previously reported, the Audit Committee of the Company’s Board of Directors, with the assistance of outside legal counsel, is conducting an investigation into certain issues raised by counsel to one of our shareholders, including allegations about the Company’s former senior management. Because of the timing of this investigation, the Company remains unable to deliver certain material to its independent registered public accounting firm for them to complete their audit of the Company’s 2014 consolidated financial statements. Due to the impact of the above matters on the presentation of the Company’s financial statements in its Quarterly Report, the Company is unable to file the Quarterly Report until the audit of the Company’s 2014 consolidated financial statements is completed.  The Company intends to file the Quarterly Report as soon as practicable, but at this time, the Company is unable to represent that Quarterly Report will be filed on or before the fifth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Monica Gould	212	871-3927
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $8.5 million for the quarter ended March 31, 2015 compared to a net loss of approximately $8.2 million for the quarter ended March 31, 2014. This increase in our net loss will be due primarily to a large decrease in our revenues due to the loss of our largest customer in the fourth quarter of 2014 coupled with increased legal and accounting fees incurred in regards to the aforementioned investigation offset, in part, by a decrease in share-based compensation. The Company also expects to report a cash and cash equivalents balance of approximately $17.5 million as of March 31, 2015.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements include, among others, statements relating to inability to complete the audit of the Company’s 2014 consolidated financial statements, the timing of the filing of the Quarterly Report, or expected changes in the Company’s results of operations or financial position. These statements are based on the Company’s beliefs and assumptions, which in turn are based on currently available information. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond the Company’s ability to control or predict and you should be aware that the occurrence of certain events, including those referenced in the sections titled “Risk Factors” in our 2013 Form 10-K or our subsequent Quarterly Reports on Form 10-Q, could harm the Company’s business, prospects, results of operations, liquidity and financial condition and cause its stock price to decline significantly. Except as required by applicable law, the Company is under no obligation to publicly update or revise any forward-looking statements.

Liquid Holdings Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2015	By:	/s/ Peter R. Kent
		Name:	Peter R. Kent
		Title:	Chief Executive Officer and Chief Financial Officer